CIR-001
FOIA CONFIDENTIAL TREATMENT REQUESTED
BY CIRCOR INTERNATIONAL, INC.
PURSUANT TO 17 C.F.R. § 200.83

October 27, 2022

Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Attention: Heather Clark
Andrew Blume

Re: CIRCOR International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 8-K furnished August 11, 2022
File No. 001-14962

CIRCOR International, Inc. (the “Company”) submits this letter in response to comments contained in a letter dated September 14, 2022 (the “Comment Letter”) from the staff of the Office of Manufacturing of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company concerning the above-referenced Form 10-K (“2021 Form 10-K”) and Form 8-K. For your convenience, the comments from the Comment Letter have been repeated below in italics followed by the Company’s responses.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act (“FOIA”), 5 U.S.C. § 552. Information subject to the confidential treatment request is omitted herein and designated as [*].

Form 10-K for the Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2021 Compared With 2020
Industrial Segment, page 26

1. We note your presentation on pages 26 and 31 of Net Revenues, Segment Operating Income and Segment Operation Margin “excluding divestiture.” As the divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, please clarify how these non-GAAP measures do not represent individually tailored accounting measures per Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Also apply this comment to various non-GAAP measures excluding Pipeline Engineering in your earnings releases on Form 8-K.

CONFIDENTIAL TREATMENT REQUESTED BY
CIRCOR INTERNATIONAL, INC. PURSUANT TO 17 C.F.R. §200.83

CIR-002
Response:

For the reasons set forth below, the Company respectfully advises the Staff that it believes the non-GAAP financial measures it previously presented excluding divestures and excluding Pipeline Engineering do not represent individually tailored accounting measures that are prohibited by Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Going forward, however, the Company will not present non-GAAP financial measures excluding divestures or excluding Pipeline Engineering.

The Company notes that Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations focuses on tailored revenue recognition and measurement methods that could violate Rule 100(b) of Regulation G, though the Company acknowledges that there could be other measures that reflect individually tailored recognition and measurement methods that may also violate Rule 100(b) of Regulation G. In this case, non-GAAP financial measures that the Company previously presented excluding divestures and excluding Pipeline Engineering were not prepared on the basis of individually tailored recognition and measurement methods. Specifically, the adjustments to arrive at these measures did not: (a) shift GAAP from an accrual basis of accounting to a cash or modified basis of accounting; (b) add in transactions that are also reportable in another company's financial statements; (c) reflect parts, but not all, of an accounting concept; or (d) render the measures inconsistent with the economics of a transaction or an agreement.

Here, the adjustments excluded amounts from certain financial statement line items that were associated with the divestiture of the Instrumentation & Sampling business and exit from the Company’s Pipeline Engineering business. The adjustments of these line-item components are similar to those made to arrive at other permissible non-GAAP measures that also exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations. Moreover, the measures were accompanied by sufficient disclosure to ensure that they were not misleading, and they were not labeled “excluding discontinued operations,” thereby avoiding confusion with the presentation of discontinued operations pursuant to ASC 205-20. The Company believes that such adjustments provide additional information for investors to better understand the Company’s results of operations on an ongoing basis.

Notwithstanding, as noted above, the Company does not plan to present non-GAAP financial measures excluding divestures or excluding Pipeline Engineering going forward. Furthermore, in its second quarter earnings release and related investor presentation furnished to the SEC on September 30, 2022, the Company did not present the Segment Results excluding divestitures that did not qualify as discontinued operations or excluding the Pipeline Engineering business.1

Financial Statements
Notes to Consolidated Financial Statements
(2) Restatement of Previously Issued Consolidated Financial Statements, page 103

1 Earnings release and investor presentation are available as Exhibits 99.1 and 99.2 to the 8-K filed on September 30, 2022: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001091883/000109188322000084/cir-20220930.htm
CONFIDENTIAL TREATMENT REQUESTED BY
CIRCOR INTERNATIONAL, INC. PURSUANT TO 17 C.F.R. §200.83

CIR-003
2. We note from your Item 4.02 Form 8-K furnished on March 14, 2022 that the "accounting irregularities" leading to your restatement involved "a period of at least five years" and impacted the fiscal 2018 and 2019 financial statements. However, we note from your restatement footnotes within your Form 10-K that you do not appear to quantify the impact of the errors for every quarterly and annual financial statement that should no longer be relied upon. Please clearly indicate all specific financial statements that should no longer be relied upon and provide us with detailed information regarding the quantitative impacts of the errors for each applicable historical annual and quarterly financial statement not currently reflected in footnotes 2 and 23.

Response:

As is common in these situations, the Company reflected cumulative errors from earlier periods (in this instance, 2017 and 2018) as a restatement to the opening balance sheet for 2019 with a $13.039 million decrease to retained earnings. While our disclosure in the Form 8-K stated that the annual financial statements for 2018 should no longer be relied upon by investors, we did not believe that the disclosure of the impact on that individual annual period was necessary given that investors would be relying on and using the periods included in the 2021 Annual Report on Form 10-K rather than earlier periods. Similarly, we disclosed the quarterly impact of the errors for each of the 2021 and 2020 quarterly and year-to-date periods in Note 23 to the 2021 Annual Report on Form 10-K, but did not believe quantification or restatement of the quarters in the prior years would provide meaningful and useful information to investors. As 2017 and 2018 were not included in the Company’s 2021 Annual Report, the detailed information regarding the quantitative impact of the errors in those periods are not included in this response.

We believe these conclusions regarding disclosure are consistent longstanding practice of registrants in similar circumstances and the conclusions of the Commission in adopting amendments to Item 302 of Regulation S-K where it acknowledged that the quarterly financial data table could be used to correct errors in prior quarters but not suggest a need to disclose the impact of errors on quarters preceding the prior year. Additionally, the discovery of the errors in the financial statements was made in the final weeks leading up to the initial accelerated filer deadline for the Company’s 2021 Annual Report on Form 10-K. The cited guidance and long-standing practice provide for errors discovered in this time frame to be corrected in the pending annual report, with periods beyond three years of the financial statements presented in the Form 10-K addressed by an opening balance sheet adjustment. This decision was made in collaboration with the Company’s third-party advisors.

3. Please explain your basis for restating prior period financial statements in the 2021 Form 10-K rather than amending the prior Forms 10-K and 10-Q for the affected periods. Your response should address your consideration of materiality and your conclusions on disclosure controls and procedures and internal controls over financial reporting.

Response:

The Company determined that including all the restatement information in a single filing would be the most effective way to convey comprehensive information to stockholders and other interested parties, rather than requiring them to review and piece together information from numerous amended filings. The Company believes this is consistent with prior SEC Staff
CONFIDENTIAL TREATMENT REQUESTED BY
CIRCOR INTERNATIONAL, INC. PURSUANT TO 17 C.F.R. §200.83

CIR-003
statements and guidance regarding the use of a single, comprehensive Form 10-K in situations where numerous reports over an extended period of time would otherwise be affected (see, e.g., “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” (January 16, 2007), “SEC Adopts Amendments to Modernize and Enhance Management’s Discussion and Analysis and other Financial Disclosures” (November 19, 2020), and “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (April 12, 2021)).

In addition, the Company believes its approach was appropriate because it was the fastest way to complete the restatement process and publicly file current financial information to make it available to investors. It also reduced the burden to the Company of preparing multiple amended reports that would effectively be superseded by the 2021 Form 10-K.

The 2021 Form 10-K presents management’s conclusion that disclosure controls and procedures (“DCP”) and internal controls over financial reporting (“ICFR”) were not effective as of December 31, 2021, which the Company believes satisfies the primary purpose of this disclosure requirement (i.e., to alert the public to material weaknesses in controls that could impact the reliability of financial information currently being disclosed by the Company until such weaknesses have been remediated). While management did not conduct a re-assessment of DCP and ICFR for periods prior to December 31, 2021, when preparing the 2021 Form 10-K, management believes that the disclosure it did provide in the 2021 Form 10-K was sufficient to inform investors about the state of its DCP/ICFR in prior periods given the disclosure of the long-term nature of the accounting irregularities at the Pipeline Engineering business, the nature of the material weaknesses reported as of December 31, 2021 and previously reported material weaknesses, including management’s conclusion in the 2019 Form 10-K that DCP and ICFR were not effective at December 31, 2019.

4. Please provide further details of the accounting irregularities that caused the restatements. In doing so, discuss the intent of the fraudulent activities and provide an overview of the specific financial line items involved.

Response:

[*], one employee (possibly with the assistance of another) at the Company’s Pipeline Engineering business entered false numbers into the Company’s financial systems in order to create the misimpression to the Company that the business was profitable. [*]

(4) Discontinued Operations and Assets Held for Sale, page 120

5. We note that your dispositions of Reliability Services ("RS"), Spence and Nicholson, and Instrumentation and Sampling ("I&S") have not been reflected within discontinued despite sales prices exceeding those of the businesses included within discontinued operations. We further note that the businesses reflected within discontinued operations incurred losses from operations and on disposal, whereas the RS and I&S dispositions resulted in disposal gains. Please tell us in sufficient detail how you assessed each disposal under ASC 205-20-45 in determining whether or not it qualified as a discontinued operation.
CONFIDENTIAL TREATMENT REQUESTED BY
CIRCOR INTERNATIONAL, INC. PURSUANT TO 17 C.F.R. §200.83

CIR-004

Response:

ASC 205-20-45 requires that a disposal be reported in discontinued operations if all of the following criteria are met:

• The disposal constitutes a component of an entity;

• The component has been disposed of or meets the held-for-sale classification criteria (ASC 360-10); and

• The disposal “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.”

At the time of each of the three divestures specifically referenced in the Staff’s comment the Company determined that the divested business met the first two criteria but did not meet the third criterion. For this assessment, the Company reviewed all relevant facts and circumstances surrounding the transaction and compared those facts and circumstances to the guidance provided in ASC 205-20-45-1C, including, language that says, “Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity (see paragraphs 205-20-55-83 through 55-101 for examples).” Further interpretative accounting guidance would suggest that “major” is a quantitatively high threshold, especially when considered alongside the disclosure requirements added to ASC 360-10 related to disposals of individually significant components that do not qualify for discontinued operations. In the course of the Company’s evaluation, it considered examples provided in ASC 205-20 of what may constitute a strategic shift that will have a major effect on operations and financial results. The examples include a sale of a product line that represents 15% of total revenue; the sale of a geographic area that represents 20% of total assets. The Company recognizes that there is no quantitative bright line; the examples were used as a guide only.

CIRCOR’s 2019 Strategic Shift and Dispositions That Were Classified as Discontinued Operations

In 2019, in response to an unsolicited takeover bid that it rejected, the Company went public with its strategic decision to exit the upstream oil and gas market. The decision followed a years-long downturn in the oil and gas market and was communicated as a strategic shift that was expected to have a major effect on the Company’s operations and financial results.2 Primary drivers of the strategic shift included the sale of certain businesses in Company’s Energy segment, specifically including the Engineered Valves (“EV”) and Distributed Valves (“DV”) businesses that served the upstream oil and gas market. These businesses had been a significant driver of the Company’s financial position and results of operations in the past, however, due to the severe downturn on the upstream oil and gas market the businesses had become loss making with negative cash flow, motivating the Company to exit the businesses even at little to no value.
2 As communicated in press releases dated June 24, 2019 (https://investors.circor.com/news-releases/news-release-details/circor-issues-open-letter-shareholders-and-provides-investor) and October 2, 2019 (https://investors.circor.com/news-releases/news-release-details/circor-continues-strategic-shift-away-upstream-oil-and-gas).
CONFIDENTIAL TREATMENT REQUESTED BY
CIRCOR INTERNATIONAL, INC. PURSUANT TO 17 C.F.R. §200.83

CIR-005
Additionally, reflecting the refocusing of its business strategy, the Company would not consider getting back into the upstream oil and gas market in the future. Accordingly, while the sale prices for the EV and DV businesses were relatively lower than the other referenced divestitures, this was a result of the depressed valuations related to the depressed upstream oil and gas market values prevailing at the time of sale and underscored the Company’s motivation and strategic decision to exit the market. Because of the qualitative factors and the change to the Company’s business strategy, the EV and DV dispositions were included in discontinued operations.

I&S Divestiture

The I&S, EV, and DV divestures shared some similarities, including that all three businesses were reported as part of the Company’s Energy segment. However, while the EV and DV divestitures were part of the Company’s strategic shift away from upstream oil and gas, the I&S divestiture was not a part of that strategic shift. The I&S business operated globally, with diverse products sold into numerous diverse markets, and was subject to less cyclicality. Following the sale of I&S, the Company continued to sell products into the same markets the I&S business served through its remaining businesses. The I&S sale was ultimately an economic decision, as the Company sold the business after receiving indications of interest from numerous third parties, and a final sales price that maximized shareholder value for what the Company viewed as a non-core, niche business. The Company was able to deploy the cash proceeds from the sale to other priorities, including paying down debt to further reduce the Company’s leverage.3

Quantitatively, the I&S assets represented less than 10% and 2.5% of the total assets on the Company’s consolidated balance sheet as of December 31, 2019 and 2018, respectively, and approximately 9% of the Company’s total consolidated revenues for the same years. This is significantly below the example thresholds in ASC 205-20. Accordingly, based on a qualitative and quantitative review, the Company determined that the I&S divestiture did not represent a strategic shift that had (or would have) a major effect on the Company’s operations or financial results, and the disposition was not included in discontinued operations.

RS Divestiture

RS was a non-core asset that the Company divested in January 2019, prior to the hostile takeover bid and the announcement of the Company’s strategic shift away from the upstream oil and gas markets.4 As of December 31, 2018, RS represented approximately 10% of the total assets on the Company’s consolidated balance sheet and approximately 6% of the Company’s total consolidated revenues. Given its relative size to the Company, that it was publicly described as a non-core business and was not a major line of business, the Company determined that the sale of RS would not have a major effect on the Company’s operations or financial results or result in a strategic shift. Accordingly, the Company determined that this disposition did not meet the definition of a strategic shift that had (or would have) a major effect on the Company’s operations or financial results, and the disposition was not included in discontinued operations.

Spence and Nicholson
3 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001091883/000109188319000095/is-8xkdisclosure.htm
4 https://investors.circor.com/news-releases/news-release-details/circor-announces-sale-non-core-reliability-services-business-85
CONFIDENTIAL TREATMENT REQUESTED BY
CIRCOR INTERNATIONAL, INC. PURSUANT TO 17 C.F.R. §200.83

CIR-006

Spence and Nicholson, another non-core asset, was divested in August 2019.5 Although this divestiture was close in proximity to the Company’s announcement of its strategic shift out of the upstream oil and gas markets, the Spence and Nicholson business had a different focus in the Company’s Industrial segment, was publicly described as a non-core business, and was not part of the Company’s strategic shift. Quantitatively, the business represented approximately 3% of the total assets on the Company’s consolidated balance sheet, as of each of December 31, 2017 and 2018, and approximately 1% of the Company’s total consolidated revenues for the same years. Based on these facts, the Company determined that this disposition did not meet the definition of a strategic shift that had (or would have) a major effect on the Company’s operations or financial results, and the disposition was not included in discontinued operations.

Form 8-K furnished August 11, 2022

Exhibit 99.1, page 1

6. Please address the following comments related to the non-GAAP measures presented in your earnings release:

• We note your presentation of the non-GAAP measures adjusted operating income and adjusted operating margin. Revise to include reconciliations to the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company believes the required reconciliations of adjusted operating income and adjusted operating margins to their respective most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K appear on page 14 of the press release attached as an exhibit to the Form 8-K.

• You identify "orders" as a non-GAAP measure. Revise to disclose how you calculate this measure and to include a reconciliation to the most directly comparable GAAP measure. In doing so, tell us how you identified the most directly comparable GAAP measure.

Response: The Company defines orders as a legally binding agreement from an authorized individual at a customer requesting CIRCOR to provide goods and/or services at a fixed or determinable price and CIRCOR is capable of providing such goods and services when the terms and conditions are firm enough to assure subsequent payment by the customer and uses the measure of orders to provide a leading indicator of current business demand from customers for products and services. Accordingly, upon further consideration, the Company has concluded that orders is an “operating or other statistical measure” that is expressly excluded from the definition of a non-GAAP financial measure under Item 10(e)(4)(i) of Regulation S-K and going forward will clearly indicate that orders is an operating metric.

5 https://investors.circor.com/news-releases/news-release-details/circor-announces-sale-non-core-spence-and-nicholson-product
CONFIDENTIAL TREATMENT REQUESTED BY
CIRCOR INTERNATIONAL, INC. PURSUANT TO 17 C.F.R. §200.83

CIR-007
• We note that you present percentage changes in orders and revenues on an “adjusted” and “organic” basis. Revise to reconcile, in tabular format, these percentage changes to the percentage changes on a GAAP basis.

Response: Going forward, the Company will include a reconciliation of percentage changes in revenues presented on an “adjusted” or “organic” basis as compared to GAAP. As noted above, the Company has concluded that orders is an operating metric that does not require reconciliation.

• Since your free cash flow presentation does not represent operating cash flows less capital expenditures, revise your description of this non-GAAP measure going forward to indicate that it represents adjusted free cash flow.

Response: Going forward, the Company will refer to this non-GAAP financial measure as “adjusted free cash flow.”

The Company presented each item as discussed above in its second quarter earnings release and related investor presentation, furnished to the SEC on September 30, 2022.6

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 270-1248.

Sincerely,

/s/
Arjun “AJ” Sharma
Chief Financial Officer & SVP Business Development
CIRCOR International, Inc.

cc: Brian Lane, Gibson, Dunn & Crutcher LLP

6 Earnings release and investor presentation are available as Exhibits 99.1 and 99.2 to the 8-K filed on September 30, 2022: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001091883/000109188322000084/cir-20220930.htm
CONFIDENTIAL TREATMENT REQUESTED BY
CIRCOR INTERNATIONAL, INC. PURSUANT TO 17 C.F.R. §200.83